SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Northway Financial, Inc.

(Name of Issuer)

Northway Financial, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)
667270102
(CUSIP Number of Class of Securities)

Richard P. Orsillo
Northway Financial, Inc.
9 Main Street
Berlin, New Hampshire 03570
(603) 752-1171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
William P. Mayer
Goodwin Procter LLP
One Exchange Place
Boston, MA 02109
(617) 570-1534

This statement is filed in connection with (check the appropriate box):
a.    |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of
             1934 (the “Act”).
b.	|_| The filing of a registration statement under the Securities Act of 1933.
c.	|_| A tender offer.
d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

CALCULATION OF FILING FEE

Transaction Valuation(*) Amount of Filing Fee** ------------------------ ---------------------- $4,889,000 $977.80

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $37.50 by (B) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) as $4,889,000 multiplied by .0002.

|_| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

Northway Financial, Inc. a New Hampshire Corporation (“Northway") is proposing that Northway's stockholders adopt amendments to the Northway’s Articles of Incorporation that will result in a reverse/forward stock split transaction. If the split transaction is completed our stockholders of record who hold only fractional shares after giving effect to the 1-for-400 reverse stock split will receive a payment of $37.50 per share for each pre-split share. If the split transaction is completed, stockholders of record with fewer than 400 shares prior to the reverse stock split will have no interest in Northway and will become entitled only to a cash payment for their shares. Northway expects to pay approximately $4,889,000 to its stockholders in the aggregate in the reverse stock split. After Northway completes the reverse stock split and identifies those stockholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 800 shares of common stock post-split. As a result, stockholders of record who hold 400 or more shares prior to the split transaction will ultimately hold twice the number of shares following the split transaction. The effect of the split transaction will be to reduce the number of stockholders of record to less than 300, which will allow Northway to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Northway pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission and includes a preliminary proxy statement filed by Northway pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock of Northway will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION AND THE ANNUAL MEETING" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.

(Reg. M-A 1002)

(a) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "ABOUT THE ANNUAL MEETING--Record Date; Voting Power" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "MARKET PRICE OF NORTHWAY FINANCIAL, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the caption "MARKET PRICE OF NORTHWAY FINANCIAL, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

The (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, of each of the Directors of Northway is incorporated by reference to "Election of Directors of Northway-Information Concerning Directors and Nominees" in the proxy statement. Each such person is a United States citizen. Unless otherwise noted, the principal address of each person identified in that section of the proxy statement is 9 Main Street, Berlin, New Hampshire 03570.

The principal business addresses of the businesses for whom such Directors have worked during the last 5 years, other than those Directors employed by the Company, are as follows:

Directors	Business Address of Employer

Fletcher W. Adams	Retired

John H. Noyes	Noyes Insurance Agency
63 Main Street
Plymouth NH 03264

Barry J. Kelley	White Mountain Lumber Co.
30 East Milan Road
Berlin NH 03570

Randall G. Labnon	Town and Country Motor Inn
Route 2
Shelburne NH 03581

Frederick C. Anderson	NH Electric Cooperative, Inc.
579 Tenney Mountain Highway
Plymouth NH 03264

Arnold P. Hanson, Jr.	Isaacson Structural Steel, Inc.
Jericho Road
Berlin NH 03570

Stephen G. Boucher	Airmar Technology Corp.
35 Meadowbrook Drive
Milford NH 03055

Brien L. Ward, Esq	Brien L. Ward, Esquire
74 Cottage Street
Littleton NH 03561

Information, including business experience, concerning the Executive Officers of the Company and Northway Bank who are not also Directors of the Company is incorporated by reference to “Election of Directors of Northway-Executive Officers” in the proxy statement. Each of such Executive Officers is a United States citizen. Their principal business address is 9 Main Street, Berlin, New Hampshire, 03570.

Neither Northway, Northway Bank, nor, to our knowledge, any of the Directors or Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a) The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "THE SPLIT TRANSACTION—SPECIAL FACTORS--Overview of the Split Transaction," "--Background of the Split Transaction," "--Reasons for the Split Transaction," "--Fairness of the Split Transaction; "--Board Recommendation," "--Effect of the Split Transaction on Affiliates," "--Determination of Fairness of Split Transaction By Affiliates," "--Effects of the Split Transaction on Northway," "--Accounting Treatment," "--Federal Income Tax Consequences" and "ABOUT THE ANNUAL MEETING-- Vote Required for Approval" is hereby incorporated herein by reference.

(b) Securities held by directors, officers or affiliates holdling fewer than 400 shares will be repurchased pursuant to the transaction upon the same terms as all other shareholders holding fewer than 400 shares.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Fairness of the Split Transaction," "--Structure of the Split Transaction," and "--Effect of the Split Transaction on Affiliates as Stockholders."

(d) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Appraisal Rights and Dissenters' Rights" is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Fairness of the Split Transaction - Procedural Fairness" is hereby incorporated herein by reference.

(f) Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e)

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS OF NORTHWAY--Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" is hereby incorporated herein by reference.

(e) Certain of the Directors and Executive Officers hold stock options for shares of the Company's common stock. Information concerning these stock options is incorporated by reference to "ELECTION OF DIRECTORS OF NORTHWAY—Security Ownership of Management and Principal Stockholders" in the proxy statement.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1)-(8))

(b) The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) (1)-(8) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" and "--Effects of the Split Transaction on Northway."

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction," "--Reasons for the Split Transaction," "--Fairness of the Split Transaction," "--Board Recommendation," "--Structure of the Split Transaction" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--Effects of the Split Transaction on Northway," "--Fairness of the Split Transaction," "--Effect of the Split Transaction on Affiliates," and "--Material Federal Income Tax Consequences" is hereby incorporated herein by reference. The Split Transaction will have no effect on Northway Bank.

ITEM 8. Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(b) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--Background of the Split Transaction," --Reasons for the Split Transaction," "--Fairness of the Split Transaction," "--Board Recommendation," "--Determination of Fairness of Split Transaction by Affiliates," and "--Fairness Opinion of Financial Advisor" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction," and "--Fairness of the Split Transaction" is hereby incorporated herein by reference.

(d)-(f) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)-(c) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Fairness Opinion of Financial Advisor" is hereby incorporated herein by reference.

Appendix B to the proxy statement are hereby incorporated in its entirety herein by reference.

ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a) The information set forth in the proxy statement under the captions "THE SPLIT TRANSACTION--SPECIAL FACTORS--Financing of the Split Transaction" is hereby incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Fees and Expenses" is hereby incorporated herein by reference.

(d) Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a) The information set forth in the proxy statement under the caption "ELECTION OF DIRECTORS OF NORTHWAY--Voting Securities and Principal Holders Thereof" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d) The information set forth in the proxy statement under the caption "ABOUT THE ANNUAL MEETING--Vote Required for Approval," is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "THE SPLIT TRANSACTION--SPECIAL FACTORS--Determination of Fairness of Split Transaction by Affiliates" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

(Reg. M-A 1010(a) and (b))

(a) The information set forth in the proxy statement under the captions "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" and "INFORAMTION INCORPORATED BY REFERENCE" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b) The information set forth in the proxy statement under the captions "ABOUT THE ANNUAL MEETING--Solicitation of Proxies; Expenses of Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.

(Reg. M-A 1011(b))

(b) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a) Preliminary Proxy Statement, together with the proxy card.*

(b) Not applicable.

(c) Fairness Opinion provided by Northeast Capital & Advisory, Inc., dated April 9, 2007**

(f) Statement describing Security Holders’ Appraisal Rights***

(g) Not applicable.

*      Incorporated by reference to the Company's Schedule 14A, filed with the SEC on April 13, 2007
**    Incorporated by reference to Appendix B of Exhibit (a).
*** Incorporated by reference to the information set forth in the section entitled “THE SPLIT TRANSACTION -- SPECIAL FACTORS - Appraisal and Dissenters’ Rights” in
        Exhibit (a)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

NORTHWAY FINANCIAL, INC.

By: /S/ William J. Woodward William J. Woodward Chairman of the Board, President, and Chief Executive Officer

Exhibit Index
(a) Preliminary Proxy Statement, together with the proxy card.*
(b) Not applicable.
(c)(1) Fairness Opinion provided by Northeast Capital & Advisory, Inc., dated April 9, 2007**
(d) Not applicable.
(f) Statement describing Security Holders’ Appraisal Rights***
(g) Not applicable.

      *  Incorporated by reference to the Company's Schedule 14A, filed with the SEC on April 13, 2007.
**  Incorporated by reference to Appendix B of Exhibit (a).
  *** Incorporated by reference to the information set forth in the section entitled “THE SPLIT TRANSACTION -- SPECIAL FACTORS - Appraisal and Dissenters’ Rights” in
          Exhibit (a)